DC

No ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06025583

February 16, 2006

James J. Theisen, Jr.
Assistant General Counsel & Assistant Secretary
Law Department
Union Pacific Corporation
1400 Douglas St., Stop 1580
Omaha, NE 68179-1580

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/16/2006

Re: Union Pacific Corporation
Incoming letter dated December 28, 2005

Dear Mr. Theisen:

This is in response to your letter dated December 28, 2005 concerning the shareholder proposal submitted to Union Pacific by Keith Dameron. We also have received a letter from the proponent dated December 30, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Keith Dameron
Unit 103
2000 Little Raven St.
Denver, CO 80202

100885

Rule 14a-8(i)(5) and (7)

December 28, 2005

Via Hand Delivery
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Union Pacific Corporation- Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Ladies and Gentlemen:

I am writing on behalf of Union Pacific Corporation, a Utah corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, a shareholder proposal (the "Proposal") and supporting statement submitted by Keith Dameron (the "Proponent") may properly be omitted from the proxy materials (the "2006 Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of shareholders (the "2006 Annual Meeting"). The Proposal and related correspondence are attached hereto as Attachment 1.

The Company intends to exclude the Proposal from the 2006 Proxy Materials on the bases set forth below, and the Company respectfully requests that the Staff concur in its views that: (1) the Proposal may be excluded under Rule 14a-8(i)(5) because the Proposal relates to operations that are financially *de minimis* and are not otherwise significantly related to the Company's business; and (2) the Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. I hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company only.

James J. Theisen, Jr.
Assistant General Counsel & Assistant Secretary
Law Department

UNION PACIFIC CORPORATION
1400 Douglas St., Stop 1580, Omaha, NE 68179-1580
ph. (402) 544-6765 fx. (402) 501-0129
jjtheisen@up.com

I. **The Proposal and Background**

The Proposal reads:

> "Resolved that the shareholders of Union Pacific ("Company") hereby recommend that the Board of Directors include on-time performance data from passenger operations in the Annual Report. This data would include Amtrak and other passenger operations using Union Pacific track. Specific Company on-time goals, and performance results, for each Amtrak route or commuter railroad during the previous year should be noted in the Annual Report."

In Union Pacific Corporation (avail. Jan. 28, 2005), the Staff concurred with the exclusion of a proposal substantially similar to the current Proposal that recommended that the Company "include revenue and on-time performance data from passenger operations in the Annual Report." In response to the Company's letter addressing that proposal, the Staff stated that it would not recommend enforcement action if the Company omitted the proposal in reliance on Rule 14a-8(i)(7), noting in particular that last year's proposal involved the "presentation of financial information." In reaching that conclusion, the Staff stated that it had not found it necessary to address the alternative bases for omission that the Company had set forth. Although the Proponent has attempted to reform the Proposal by omitting the request for revenue data, for the reasons set forth below the Company believes that the Proposal remains excludable.

Union Pacific Railroad Company, the principal operating subsidiary of the Company, is the largest freight railroad in North America, covering 23 states across two-thirds of the United States. Its approximately 33,000 route miles are used primarily for freight services, and its over 7,600 locomotives and over 100,000 freight cars are used exclusively to transport commodities in thousands of freight trains each year.

The Company does not engage in the sale of tickets to passengers and thus is not engaged in "passenger operations" in the traditional sense. However, the Company receives a *de minimis* amount of revenue from other companies that provide passenger rail service, primarily as a result of the Company providing trackage rights or operating services under contracts with, Amtrak, METRA (Chicago), the Altamont Commuter Express (San Francisco Bay area), the Caltrain (San Francisco Bay area) and Metrolink (Los Angeles). The Company also provides crews and maintenance operations to METRA and will provide crews and facilities to Amtrak as needed in emergencies. Under these arrangements, the passenger rail service companies pay the Company for the use of its tracks and in certain cases for operating, routing, dispatching and other services. With respect to Amtrak and governing federal law, the Company is paid only a specified amount designed to reimburse it for its out-of-pocket costs, plus it may receive an incremental payment based on the on-time performance of Amtrak trains operating on the Company's tracks. The other passenger rail service companies pay the Company contractually negotiated rates for the trackage rights and services they receive.

II. Basis for Excluding the Proposal

A. The Proposal May Be Excluded under Rule 14a-8(i)(5) Because It Relates to Operations That Account for Less than Five Percent of the Company's Total Assets, Net Earnings and Gross Sales, and Is Not Otherwise Related to the Company's Business.

Rule 14a-8(i)(5) permits exclusion of a proposal relating to operations that (i) account for less than five percent of a company's total assets at the end of its most recent fiscal year, (ii) account for less than five percent of its net earnings for the most recent fiscal year, (iii) account for less than five percent of its gross sales for its most recent fiscal year, and (iv) are not otherwise significantly related to the company's business.

The Company's "passenger operations" account for less than five percent of the Company's total assets, net earnings and operating revenues as of, and for, its most recent fiscal year. For example, the Company's operating revenue consists of "commodity revenue" from the Company's freight operations and "other revenues." For 2004, "commodity revenue" accounted for approximately 96.0% of the Company's total operating revenue while "other revenue" accounted for approximately 4.0%. "Passenger operations" are less than one-half of "other revenue," representing only 1.0% of the Company's operating revenue for its most recent fiscal year. The Company has no plans that will significantly increase the percentage of assets, net earnings or revenues attributable to "passenger operations." As such, the Proposal's subject matter does not meet any of the economic tests provided by Rule 14a8(i)(5).

In addition, the Proposal does not raise significant social or ethical issues. The SEC has stated that certain proposals, while relating to only a small portion of the issuer's operations, can raise policy issues of significance to the issuer's business. When the proposal has implicated significant social or ethical issues raised by the issuer's business, rather than routine business operations, the Staff has not concurred with omission of the proposal pursuant to Rule 14a-8(i)(5). *See, e.g., Long Island Lighting Company* (avail. Feb. 11, 1980) (cease further development, planning and construction of nuclear power plants) and *Owens-Illinois Inc.* (Feb. 15, 1980) (liquidate the assets of the company that are located in the Republic of South Africa); Release No. 34-19135, *Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, (Oct. 14, 1982).

In contrast, the Staff has long concurred that proposals are excludable under Rule 14a-8(i)(5) and its predecessor where the proposals address the manner in which a non-significant portion of a company's business is operated and do not implicate significant social or ethical issues. For example, in *The Walt Disney Company* (avail. Nov. 29, 2002), the Staff concurred that the company could exclude under Rule 14a-8(i)(5) a proposal requesting that Disney Vacation Club Owners receive the same reduced rate for annual Disney World Passes that Florida residents receive. Likewise, in *Peoples Energy* (avail. Nov. 25, 1994), the Staff concurred that a proposal that the company eliminate two customer service branches could be excluded as not significantly related to the company's business.

As discussed above, the Proposal here pertains to on-time performance data from "passenger operations." The requested information does not implicate significant ethical or social issues with respect to the Company's business, nor does the Proposal purport to raise any such issues. Instead, the supporting statement refers to potential financial implications with respect to revenue from Amtrak, and speculates that there could be a link between the on-time performance of Amtrak's passenger service or local communities' passenger train service and the Company's reputation or the Company's freight business. This conjecturing simply does not implicate a significant social or ethical issue with respect to the Company, but instead relates only to the manner in which an ancillary and small portion of the Company's business is conducted. Accordingly, because the subject of the Proposal is not significant to the Company's business, the Company believes that the Proposal properly may be omitted pursuant to Rule 14a-8(i)(5).

B. The Proposal Relates to Ordinary Business Operations. Accordingly, the Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21,1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. The Commission stated that the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal requests that the Company disclose information regarding the Company's "passenger operations," including on-time performance data and "on-time goals, and performance results, for each Amtrak route or commuter railroad during the previous year." The Staff has indicated that "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). Under this standard, because the substance of the Proposal pertains to how the Company accommodates and provides services to third parties' passenger trains under several contracts, it implicates only the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7).

The Company's decisions regarding its services to, and facilitation of, third parties' passenger operations result from a complex process that considers track capacity, contract terms, performance capability and both freight and passenger demand. The Company's allocation of track usage between passenger rail service companies and its own freight cargo operations therefore involve "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." These decisions are predicated on the

Company's knowledge and understanding of the compensation it receives from the different lines of business, the demand for freight and passenger service, and complex scheduling and operational decisions. Accordingly, these decisions cannot "as a practical matter, be subject to direct shareholder oversight." *Id.*

Consistent with this view, the Staff has concurred that shareholder proposals seeking to affect company operations or relations with customers are excludable because they implicate ordinary business matters. For example, in *UAL Corporation*, (avail. Jan. 28, 2002), the Staff concurred that the company could exclude a proposal asking that it discontinue the practice of code share flights, in which flights operated by another airline use the flight number of United Airlines. The Proposal similarly seeks to micro-manage the Company's relationship with its customers, namely the decisions the Company makes regarding track usage by Company trains carrying cargo for the Company's freight customers and by Amtrak and commuter trains operated by the Company's passenger operations' customers. In *Wal-Mart Stores, Inc.*, (avail. Mar. 27, 2001), the Staff concurred with exclusion of a proposal relating to the implementation of annual "customer meetings," noting that the proposal related to ordinary business operations – i.e. , customer relations. Here, the Proposal implicates the Company's business decisions regarding the use by other companies of the Company's tracks. Because these issues implicate routine business decisions, the Proposal is excludable under Rule 14a-8(i)(7).

Moreover, the Proposal is similar to many others that the Staff has concurred can be omitted under Rule 14a-8(i)(7) because they seek reports on the ordinary implications of a company's business operations. For example, in *The Dow Chemical Company* (avail. Feb. 23, 2005), the Staff concurred that the company could exclude a shareholder proposal requesting a report describing the reputational and financial impact of the company's response to pending litigation under Rule 14a-8(i)(7) because it related to the company's ordinary business operations (*i.e.*, evaluation of risks and liabilities). Likewise, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), the Staff concurred that the company could exclude a shareholder proposal requesting a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of financial risks of its operations implicated the company's ordinary business operations. In determining that these types of proposals are excludable, the Staff has stated that it looks not only at the text of the proposal itself, but also at the supporting statement. *See* Staff Legal Bulletin No. 14C (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue [as opposed to ordinary business matters], we consider both the proposal and the supporting statement as a whole."). Here, the supporting statement specifically refers only to financial and reputation risks to the Company from the on-time operation of passenger operations that use the Company's tracks and services. Because the Proposal thus seeks only an internal assessment and report on the risks to the Company's reputation and financial performance of an ordinary aspect of the Company's operations, the Proposal improperly relates to Company's ordinary business operations and may be excluded under Rule 14a-8(i)(7).

III. Conclusion

For the reasons discussed in Section II hereof, the Company requests that the Staff concur with the Company's views that the Proposal may be excluded from its 2006 Proxy Materials pursuant to Rules 14a-8(i)(5) and 14a-8(i)(7).

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (402) 544-6765 or, in my absence, Ronald O. Mueller of Gibson, Dunn & Crutcher LLP, the Company's counsel, at (202) 955-8671.

Very truly yours,

Attachment

cc: Keith Dameron

Attachment 1

Mr. Keith Dameron
Unit 103
2000 Little Raven St.
Denver, CO 80202

November 18, 2005

Barbara W. Schaefer, Senior Vice President
Human Resources and Secretary
Union Pacific Corporation
1416 Dodge St. - Room 1230
Omaha, NE 68179

Dear Ms. Schaefer,

I would like to submit the following 'Shareholder Proposal' for consideration of inclusion in the Company's proxy statement relating to the 2006 Annual Meeting. I (Keith Dameron, 2000 Little Raven St. #103, Denver, CO 80202) have owned 100 shares of Union Pacific stock continuously for over one year and will continue to hold these shares for the next year. Pursuant to SEC Rule 14a-8, I have included a letter from Wachovia Securities confirming my ownership of these shares.

Proposal:

Resolved that the shareholders of Union Pacific ("Company") hereby recommend that the Board of Directors include on-time performance data from passenger operations in the Annual Report. This data would include Amtrak and other passenger operations using Union Pacific track. Specific Company on-time goals, and performance results, for each Amtrak route or commuter railroad during the previous year should be noted in the Annual Report.

Statement of Support:

The current Annual report fails to mention that passenger service exists or that any revenue is received from passenger rail operations. Amtrak and commuter rail trains operate daily on many parts of the Union Pacific system. The result is that shareholders are not made aware of 1) The number of passenger trains operating on Company tracks; 2) The on-time performance of those trains; 3) Union Pacific's own on-time performance goals for each train; 4) The incentive money forfeited by Union Pacific for failing to meet those goals, and; 5) The potential impact of future litigation for non-performance or failing to meet obligations specified in the contracts.

According to financial reports on Amtrak's web site, Union Pacific only collected 4% of the incentive money available, and forfeited over $12.9 million dollars of incentive money available from Amtrak, for failing to meet performance goals in Federal FY 2004.

The Rail Passenger Service Act [Title 49, Subtitle V, Part C, Section 24308(c)] gives preference over freight transportation to Amtrak intercity and commuter rail passenger transportation (except in an emergency). Passenger trains running consistently late reflects poorly on the Company and can negatively impact freight business. Some communities only knowledge of how the railroad is running is based on whether or not their passenger train arrives on time, on a regular basis. Improvements in this area would only enhance Union Pacific's 'We Deliver' reputation.

Amtrak's poor on-time performance record was noted in November, 2004 by the DOT's Office of the Inspector General. Since some of the delay's can certainly be blamed on Amtrak, it would seem prudent for UP to show how well it does in dispatching passenger trains. Amtrak's 4 long distance trains, that run on UP track, include the three worst for on-time performance (FY 05 thru August). California Zephyr - 26.8%, Coast Starlight - 21.4% and the Sunset Ltd - 4.3%. Only the Texas Eagle comes in at a respectable 61.8% on-time performance. I don't believe that most of the delays can be blamed on UP but without the data being listed in the annual report, many people believe UP to be the major reason for the delays on the four trains listed.

An article published August 8, 2005 in the Tracy (CA) Press illustrates the problem very well. Altamont Commuter Express (ACE) and the San Joaquin Regional Rail Commission were reported to have sent a letter to Dennis Duffy (UP's Executive VP of Operations) expressing their frustration over the fact that they had paid more than $41 million for the right to run trains 6 times daily between the Central Valley and the Bay area and the June 2005 on-time performance was only 41%. According to ACE, their contract with UP stipulates that 95% of all commuter express trains arrive on time. The article also mentions that several million dollars were spent by the Commission in Capital projects that benefit both Union Pacific and ACE.

The ACE situation is just one example of an issue that will become even more important in the future as other communities look at passenger rail options which could include public/private partnerships (including financing) that would be used to expand track capacity or improve track conditions which would benefit Union Pacific and the local community.

Improved passenger train service is consistent with the stated importance of the Company's "Building Communities" and "Service Reliability" themes. Union Pacific's goal of 'Building America' should include passenger rail performance data in the Annual Report. I urge shareholders to support this recommendation.

Thanks in advance for your time and attention to this proposal.

Sincerely,

Keith Dameron
2000 Little Raven St. #103
Denver, CO 80202

Xc Securities and Exchange Commission (Staff)
UP Board of Directors
Et al;

Wachovia Securities, LLC
16430 North Scottsdale Road, Floor 4B
Post Office Box 12697
Scottsdale, AZ 85254-1618

800 603-1584
Fax 480 778-5911

WACHOVIA SECURITIES

November 21, 2005

Keith G Dameron
2000 Little Raven St #103
Denver, CO 80202

As of 11/21/2005, please be advised that Mr. Dameron owns 100 shares of UNP (Union Pacific Corp) in his account with Wachovia Securities. Original purchase date was 1/27/1999.

If you have any questions, please call me at 704-383-8459.

Sincerely,

Michael Shore
Lead Broker/Supervisor
National Client Center

Mr. Keith Dameron
Unit 103
2000 Little Raven St.
Denver, CO 80202

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

December 30, 2005

RECEIVED
2006 JAN 20 PM 2:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Shareholder proposal to Union Pacific Corporation [14a-8(k)]

Dear Ladies and Gentlemen,

I am responding to Union Pacific's letter (Dec. 28th) stating their intent to omit my Shareholder Proposal from their 2006 proxy material. I disagree with their comments and would ask that my input on this matter be considered.

They are rejecting my proposal for two reasons. My comments are as follows:

Rule 14a-8(i)(5) allows for items that are significant to the company's business. Amtrak's passenger trains operating every day on 5,473 miles (16.5% of Union Pacific's 33,000 miles) of track is very significant to the Company's business. The Company acknowledges that four commuter rail operations (Metra, Altamont Commuter Express, Peninsula and Metrolink) use additional UP track miles. The significance of this is confirmed by their own statement on page 4 of their response. **"The Company's decisions regarding... passenger operations result from a complex process that considers track capacity, contract terms, performance capability and both freight and passenger demand."** Ridership on the four Amtrak long distance trains that operate on UP tracks totaled over 1 million people in federal FY 04. Ridership on the commuter lines undoubtedly exceeded that number. This would certainly seem to be related to the Company's business in a socially significant manner!

It is interesting to note that the Company Law Department failed to mention (ethics?) their own passenger operations? **In fact they state that the Company's "...over 7,000 locomotives ... are used *exclusively*** (emphasis added) **to transport commodities in thousands of freight trains each day"** (page 2). Union Pacific's own website states that the Company owns seven passenger locomotives (including two steam locomotives). These are used for numerous special events throughout the year and must be maintained. Union Pacific also owns over 40 passenger cars that they refer to as their 'Heritage Fleet'. One example of their use is to run an annual special train to Cheyenne Frontier Days in Cheyenne, WY from Denver every summer. I spent $145.00 per ticket to travel to Cheyenne on their steam train July 24th of this year.

Another passenger train that regularly uses UP track is the Ski Train out of Denver that operates to Winter Park, CO. A similar train called the 'Fun Train' makes trips from the Bay area to Reno too. If UP considered incentive money and all their passenger operations (not just the ones they listed), they might actually be at 5% of gross sales? I wonder how many other passenger operations UP is not including? This would seem to make the proposal ethically significant too.

Rule 14a-8(i)(7) relates to management functions. I would agree with the Companies assessment of my request if it wasn't for the federal law that requires priority be given to passenger trains. Suggesting that the annual report include on-time performance data (goals and results) in their annual report is no different from listing commodity revenue, revenue carloads and average revenue per car. All this info is included in their 2004 annual report. I was under the impression that the Federal Railroad Administration, and existing Federal law, set the rules that govern day to day operations. I don't see how an annual summary of passenger operation results is micro-managing the Company? **I believe the potential impact of future litigation for failing to meet contractual obligations (and federal law) is a huge ethical concern!!**

Thomas Mulligan, UP's Director of Passenger Operations, spoke in Denver in May of last year. He was able to provide on-time performance data (E/B and W/B) for all three segments of UP's track that the California Zephyr operates on. Obviously this is an easily obtainable record for UP.

Another quote from (pages 4&5) regarding how the company operates passenger trains on its network is very illuminating. **"These decisions are predicated on the Company's knowledge and understanding of the** ***compensation*** (emphasis added) **it receives from the different lines of business, the demand for freight and passenger service, and complex scheduling and operational decisions."** I would ask why there is no reference to the Rail Passenger Service Act [Title 49, Subtitle V, Part C, Section 24308(c)] which gives preference over freight transportation to Amtrak intercity and commuter rail passenger transportation (except in an emergency)? As a shareholder, I would certainly hope that the Company is in compliance with existing law. The meltdowns of Enron and WorldCom began with executives failing to comply with existing laws! **This is not only an ethical issue but a social one too.** The fallout from corporate (ethical) failures is still being felt today by many shareholders in those companies.

I am concerned that nearly $13 Million that was available to the Company was not received as revenue. I suspect that many shareholders would share this opinion. Anybody reading the newspaper or watching the news along the Sunset corridor would note the many times that the lateness of Amtrak is mentioned. A November 2004 report by the Inspector General made specific reference to the poor on-time performance of Amtrak as one of the major problems that Amtrak needed to deal with. **I believe that an IG's report is both socially and ethically significant!**

In summary, my proposal was to allow the shareholders to determine if they would like to **recommend** that the Union Pacific Company Annual report include data from passenger rail operations that use Company tracks. It is interesting to note that Mr. Theisen failed to dispute any of my supporting statements in his comments. I expected that the Company would exclude my proposal under 14a-8(i)(10) as they would implement this idea on their own. It would provide the 'good will' that many of the best companies strive for. **If non-compliance with a federal law is not ethically significant, then what is?**

Thanks in advance for your time and attention to this proposal. I can be reached at 303-295-3456 if you have any questions.

Sincerely,

Keith Dameron
2000 Little Raven St. #103
Denver, CO 80202

Xc James J. Theisen Jr.
Assistant General Counsel & Assistant Secretary
Law Department - UP Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Union Pacific Corporation
Incoming letter dated December 28, 2005

The proposal recommends that the board include on-time performance data from passenger operations in the annual report.

There appears to be some basis for your view that Union Pacific may exclude the proposal under rule 14a-8(i)(7), as relating to Union Pacific's ordinary business operations (i.e., presentation of on-time performance data). Accordingly, we will not recommend enforcement action to the Commission if Union Pacific omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Union Pacific relies.

Sincerely,

Mark F. Vilardo
Special Counsel